Exhibit 11

                       RUBINCON VENTURES INC.

                 Statement re. Computation of Share Earnings

Rubincon Ventures Inc. has 2,400,820 common shares outstanding as at January 21, 2004 (*)

      Accumulated loss as at January 31, 2004          $ 132,131

      Loss per share - based on outstanding shares     $   0.055


     (*)  There have been no shares issued since January 31, 2004